Roche

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Investor Update

Wednesday, August 31, 2005 3:21 PM

Investor Update Dear Investor,

Please find attached a news release of Biogen Idec and Genentech announcing the submission of a supplemental Biologics License Application with the FDA for a new indication for Rituxan.

Please do not hesitate to contact us if you have any further questions.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (61) 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

General inquiries:
International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

NEWS RELEASE

Genentech Contacts:
Media: Ed Lang (650) 467-8606
Investor: Kathee Littrell (650) 225-1034

Biogen Idec Contacts:
Media: Amy Ryan (617) 914-6524
Investor: Elizabeth Woo (617) 679-2812

BIOGEN IDEC AND GENENTECH SUBMIT A SUPPLEMENTAL BIOLOGICS LICENSE APPLICATION FOR FDA REVIEW OF RITUXAN® FOR THE TREATMENT OF RHEUMATOID ARTHRITIS

CAMBRIDGE, Mass. and SOUTH SAN FRANCISCO, Calif. - August 31, 2005 - Biogen Idec, Inc. (Nasdaq: BIIB) and Genentech, Inc. (NYSE: DNA) announced today that the companies submitted a supplemental Biologics License Application (sBLA) with the U.S. Food and Drug Administration (FDA) for a new indication for Rituxan® (Rituximab) in patients with active rheumatoid arthritis (RA) who inadequately respond to an anti-TNF therapy.

The sBLA submission is based primarily on the 24-week results of a multi-center, randomized, double-blind, placebo-controlled Phase III study known as REFLEX. In the trial, patients who received a single course of two infusions of Rituxan with a stable dose of methotrexate (MTX) displayed a statistically significant improvement in symptoms measured at 24 weeks, compared to those receiving placebo and MTX.

"We are pleased to be submitting these Rituxan RA data to the FDA and will work closely with the Agency throughout the review process," said Burt Adelman, M.D., executive vice president, development, Biogen Idec.

"Rituxan may provide a potential new treatment approach for the RA patient population with the greatest unmet medical need," said Hal Barron, M. D., Genentech's senior vice president, development and chief medical officer. "This submission marks an important milestone in our ongoing efforts to develop novel therapies for B-cell-mediated diseases."

The most common side effects in the Rituxan arm of REFLEX included headache, upper respiratory tract infection and nasopharyngitis.The reported rate of serious adverse events was comparable across treatment arms. Analysis of the REFLEX 24-week data did not reveal any unexpected safety signals, and the companies continue to monitor the long-term safety of Rituxan in all clinical trials. The results of the REFLEX trial will be presented at the American College of Rheumatology meeting in San Diego in November.

About RA

RA is a debilitating autoimmune disease that affects more than two million Americans (1) and hinders the daily activities of sufferers. RA occurs when the immune system inappropriately attacks joint tissue, causing painful chronic inflammation and irreversible destruction of cartilage, tendons and bones, often resulting in disability. While RA has traditionally been considered a T-cell-mediated disease, emerging research suggests that other immune cells called B-cells may play multiple roles in the pathophysiology of RA, including autoantibody production, T-cell activation and cytokine production. Common RA symptoms include inflammation of the joints, swelling, fatigue, stiffness and pain. Additionally, since RA is a systemic disease, it can have effects in other tissues such as the lungs, eyes and bone marrow.

About Rituxan

Rituxan is a therapeutic antibody that targets and selectively depletes CD-20-positive B- cells without targeting stem cells or existing plasma cells. Rituxan is also being investigated in other autoimmune diseases, including lupus, multiple sclerosis and ANCA-associated vasculitis.

Rituxan, discovered by Biogen Idec, received FDA approval in November 1997 for the treatment of relapsed or refractory low-grade or follicular, CD-20-positive, B-cell non-Hodgkin's lymphoma (NHL). Recently, Genentech and Biogen Idec submitted a regulatory filing for FDA review of Rituxan for front-line treatment of intermediate grade or aggressive CD-20-positive B-cell NHL. It also was approved in the European Union under the trade name MabThera® in June 1998. Genentech and Biogen Idec co-market Rituxan in the United States, and Roche markets MabThera in the rest of the world, except Japan, where Rituxan is co-marketed with Zenyaku Kogyo Co. Ltd. Rituxan has been used to treat more than 730,000 patients

worldwide. For a copy of the Rituxan full prescribing information, including Boxed Warning, please call 1-800-821-8590 or visit http://www.gene.com.

Rituxan Safety Profile in NHL

In NHL patients, the majority of patients experience infusion-related symptoms with their first Rituxan infusion. These symptoms include but are not limited to: flu-like fever, chills/rigors, nausea, urticaria, headache, bronchospasm, angioedema and hypotension. These symptoms vary in severity and generally are reversible with medical intervention. In rare instances, severe and fatal infusion-related reactions have occurred, nearly all of which have been associated with the first Rituxan infusion.

These events appear as manifestations of an infusion-related complex and include hypoxia, pulmonary infiltrates, acute respiratory distress syndrome, myocardial infarction, ventricular fibrillation, cardiogenic shock and tumor lysis syndrome. Patients who develop clinically significant infusion-related cardiopulmonary events should have their Rituxan infusion discontinued and receive medical treatment.

In rare instances, severe mucocutaneous skin reactions have occurred that may be associated with Rituxan therapy. Many of these reactions have been described as paraneoplastic pemphigus and are known to be associated with various B-cell lymphomas, particularly NHL and chronic lymphocytic leukemia. Patients who develop a severe mucocutaneous skin reaction should have Rituxan discontinued and receive appropriate medical treatment, including a skin biopsy to guide therapy.

About Genentech

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

About Biogen Idec

Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

(1) American College of Rheumatology, 2005,
http://www.rheumatology.org/public/factsheets/ra.asp?aud=pat

With best regards,

Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Roche - Investor Update

Investor Update

Basel, 6 September 2005

Roche files first rheumatoid arthritis indication for MabThera in Europe
MabThera delivers significant and sustained relief from symptoms in patients with difficult-to-treat rheumatoid arthritis

This filing follows positive results from the REFLEX study which showed that MabThera is highly effective in relieving symptoms in patients who have had an inadequate response or are intolerant to prior treatment with one or more anti-TNF (biologic) therapies. Most important, the benefits are seen after only a short treatment course of two infusions.

RA is one of the most common forms of autoimmune disease which affects more than 21 million people worldwide, with up to 2 million sufferers in Europe alone. Of the RA patients treated with current biologic therapy, about 30% do not have a satisfactory outcome and at present have few treatment alternatives remaining. There is therefore a high need for novel and effective options for patients whose daily life continues to be impacted by this serious disease.

"MabThera offers a unique new treatment for patients with rheumatoid arthritis in that it selectively targets B cells, providing a fundamentally different approach for managing painful and swollen arthritic joints. A successful regulatory outcome will allow physicians and patients an alternative option for tackling this debilitating disease" commented Eduard Holdener, Head of Global Pharma Development in Roche's Pharmaceutical Division.

Today's regulatory filing of MabThera for patients with the most difficult-to-treat RA is to support the first indication of MabThera in rheumatoid arthritis and marks the beginning of a new opportunity for Roche in this therapeutic area. Genentech and Biogen Idec have also recently submitted a US filing for Rituxan (rituximab's name in the US).

MabThera has a strong heritage in the treatment of a form of lymphatic cancer called non-Hodgkin's lymphoma (NHL) where over 730,000 patients have been treated with MabThera to date.

About the REFLEX study
The REFLEX study (Randomised Evaluation oF Long-term Efficacy of Rituximab in RA) is a multi-centre, randomized, double-blind, placebo-controlled Phase III study. In this trial, patients who received a single course of only two infusions of MabThera with a stable dose of methotrexate (MTX) displayed a statistically significant improvement in symptoms measured at 24 weeks, compared to those receiving placebo and MTX. A preliminary analysis of the REFLEX data did not reveal any unexpected safety signals and the companies continue to monitor the long-term safety of MabThera in all clinical trials. The results of the REFLEX trial will be presented at the American College of Rheumatology meeting in San Diego in November.

About MabThera
MabThera is a therapeutic antibody that selectively targets B cells without affecting stem, pro-B or plasma cells, therefore allowing continuation of normal protective function. B cells play a key role in the inflammatory cascade of RA and MabThera aims to break this inflammatory cascade - a series of reactions inflaming the synovia and leading to cartilage loss and bone erosion that is characteristic of the disease. MabThera has also been studied in a Phase IIb study, DANCER (Dose-Ranging Assessment iNternational Clinical Evaluation of Rituximab in RA), which was designed to evaluate the efficacy and safety of varying doses of MabThera in combination with MTX in patients with active RA who currently have an inadequate response to MTX.

About Rheumatoid Arthritis
Rheumatoid arthritis is a progressive, systemic autoimmune disease characterized by inflammation of the membrane lining in joints. This inflammation causes a loss of joint shape and function, resulting in pain, stiffness and swelling, ultimately leading to irreversible joint destruction and disability. Characteristics of RA include redness, swelling, pain, and movement limitation around joints of the hands, feet, elbows, knees and neck. In more severe cases of RA the eyes, lungs or blood vessels may be involved. RA may also shorten life expectancy by affecting major organ systems and after 10 years, less than 50% of patients can continue to work or function normally on a day to day basis.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet.

Further information
- Genentech
- Biogen Idec

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